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                                                             EXHIBIT (a)(14)




CONTACTS:

Thomas M. Daly, Jr.           Nigel D. Muir           Investor Relations
Roy Winnick                   Praxair, Inc.           Scott S. Cunningham
Kekst and Company             203-837-2240            Praxair, Inc.
212-593-2655                                          203-837-2073

DANBURY, Conn., November 17, 1995 -- Praxair, Inc. (NYSE: PX) said today that it had sent the attached letter to Mr. John E. Jones, Chairman, President and Chief Executive Officer of CBI Industries, Inc. (NYSE: CBI):






Mr. John E. Jones
Chairman, President
  and Chief Executive Officer
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, Illinois 60521-2268

Dear John:

As CBI Industries, Inc. ("CBI") indicated in its Solicitation/Recommen-dation Statement on Schedule 14D-9, dated November 16, 1995, CBI is actively exploring alternatives to maximize stockholder value. In that regard, CBI has (i) entered into agreements concerning the furnishing of confidential information to other parties, (ii) responded to due diligence inquiries and (iii) had preliminary discussions with other parties regarding such other parties' potential interest in entering into, among other things, an extraordinary transaction with CBI.

As stated in my letter to you, dated October 27, 1995, our offer to acquire CBI at $32 per share is based on publicly available information. We object strongly to the provision by CBI of non-public information relating to CBI or any of its subsidiaries and access to any individuals within CBI or any of its subsidiaries to any other party interested in the purchase of or a business combination with CBI without the contemporaneous provision of such information and access to Praxair, Inc. ("Praxair").

We believe that in connection with any discussions regarding the possible sale of CBI, it is the fiduciary duty of the CBI Board of Directors to maximize the value of CBI for its stockholders. We additionally believe that to do so (and to properly discharge such fiduciary duty) the CBI Board of Directors must, among other things, ensure that all interested parties are placed on a "level playing field" with regard to non-public information and access to individuals. In this regard, Praxair is prepared to

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promptly enter into a standard confidentiality agreement, which agreement would not, of course, contain any inappropriate provisions restricting our ability to make offers to or otherwise communicate with CBI or its stockholders.

In addition, we are amending our complaint in Delaware to require that CBI maintain a "level playing field" and provide non-public information and access to individuals on a comparable and contemporaneous basis.

Please provide to us such a confidentiality agreement and, subsequent to the execution thereof, any non-public information and access to individuals which have already been provided to other interested parties.
Additionally, please implement proper procedures to ensure that Praxair receives at least contemporaneously all such non-public information and access to individuals provided to other interested parties in the future.

                                          Very truly yours,



                                          H. William Lichtenberger


Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.